Exhibit 99.1

Ayr Wellness Adds Joyce Johnson-Miller to Board of Directors

MIAMI, January 27, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has welcomed Joyce Johnson-Miller to the Company’s Board of Directors. Additionally, Ms. Johnson-Miller has been appointed and confirmed to the Company’s Audit Committee.

“Joyce brings valuable experience and presence to our Board of Directors,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “She has forged a successful career as an investor and operator over the past 30 + years, with a keen eye towards responsibly driving shareholder value. We are proud to welcome her to the Ayr team.”

Ms. Johnson-Miller previously served as Senior Managing Director and Partner at Relatively Capital from 2008 to 2017 and as a Managing Director at Cerberus Capital Management from 1993 to 2002, in addition to Vice President roles at ING Bank and Citicorp.

She sits on the Board of Directors for New Lake Capital Partners, a provider of real estate capital to state-licensed US cannabis operators, SportsTek, a SPAC focused on investment opportunities that focus on the intersection of sports, technology and health, and is the Chairwoman of the Board and Chief Investment Officer for Pacific Gate Capital Management, a value-oriented investment manager focused on U.S. private credit investments.

Ms. Johnson-Miller is a Henry Crown Fellow of the Aspen Institute, and is committed to serving her community as member of the boards of Hope Chicago, the Chicago Counsel for Global Affairs, and the Chicago Sinfonietta, and serves as the Chairwoman Emeritus of the DuSable Museum of African American History. She received her BS in Finance from the University of Denver.

Ms. Johnson-Miller’s appointment is subject to customary regulatory approvals.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri
Elevate IR

Email: ayr@elevate-ir.com
Email: IR@ayrwellness.com